UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Taseko Mines Limited

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

876511106

(CUSIP Number)

Walied Soliman

Norton Rose Fulbright Canada LLP

Suite 3800, Royal Bank Plaza, South Tower, 200 Bay Street, P.O. Box 84, Toronto, Ontario, M5J 2Z4

Phone no. (416) 216-4820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons identified herein on January 13, 2016 (as amended and restated on March 9, 2016 and March 28, 2016, respectively) with respect to the common shares (“Common Shares”), of Taseko Mines Ltd. (the “Issuer”). On February 26, 2016, the Issuer filed a lawsuit in the Federal District Court for the District of Columbia (the “Complaint”) alleging that the Schedule 13D filed with the SEC on January 13, 2016 did not contain all required information. A copy of the Complaint was filed as Exhibit 99.2 to this Schedule by the amendment on March 9, 2016. The Reporting Persons dispute that the January 13, 2016 Schedule 13D did not contain all required information. Any supplemental information provided in response to the Issuer’s Complaint is provided solely to moot the Issuer’s claims at the outset and the provision of such information does not constitute an admission or acknowledgement that such information was required to be included in the January 13, 2016 Schedule 13D, which the Reporting Persons expressly deny.

On March 21, 2016 the Issuer filed an Amended Complaint in the Federal District Court for the District of Columbia (the “Amended Complaint”) alleging that the amended and restated Schedule 13D filed with the SEC on March 9, 2016 did not contain all required information. A copy of the Amended Complaint was filed as Exhibit 99.10 to the March 28, 2016 amended and supplemented 13D/A. The Reporting Persons dispute that the January 13, 2016 Schedule 13D, the March 9, 2016 amended and restated Schedule 13D/A or the March 28, 2016 amended and supplemented Schedule 13D/A did not contain all required information.

On April 11, 2016, the Issuer filed a Memorandum of Points and Authorities in Opposition to Defendants’ Motion to Dismiss (the “Response Brief”) in the Federal District Court.  In the Response Brief, the Issuer abandoned several of its previous claims, but continued to assert that the Reporting Persons have not disclosed all required information.

Any supplemental information provided in response to the Issuer’s Complaint or Amended Complaint is provided solely to moot the Issuer’s claims at the outset and the provision of such information does not constitute an admission or acknowledgement that such information was required to be included in the January 13, 2016 Schedule 13D, the March 9, 2016 amended and restated Schedule 13D/A or the March 28, 2016 amended and supplemented Schedule 13D/A, which the Reporting Persons expressly deny.

Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3 and 7 as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the March 28, 2016 amended and restated Schedule 13D is hereby amended by adding the following after the last paragraph:

On April 11, 2016 the Issuer filed a Response Brief in the Federal District Court for the District of Columbia. The Response Brief alleges that the disclosure provided in Item 3 of the Schedule 13D was not sufficient and submits that the Reporting Persons “must disclose the specific amounts obtained from each limited partner in Raging River Capital LP towards the purchase of Taseko common shares”. Without conceding that any such disclosure is required, the following limited partners contributed the following amounts to Raging River Capital LP for the purposes of purchasing the Common Shares and the Notes: (i) System Harbour Limited ($5,000,000); (ii) Nathan Milikowsky ($2,000,000); (iii) Daniel Milikowsky ($1,000,000); (iv) Daniel Milikowsky Family Holdings, LLC ($1,000,000); (v) Carroll Avenue Partners LLC ($1,000,000); (vi) Barry Holdings LLC ($650,000); (vii) Lee Partners ($50,000); (viii) Blythe Mining ($750,000); (ix) RL Davenport Resources, Inc. ($250,000); (x) Foundation Capital Management, LLC ($1,000,000); (xi) RC LLC ($12,700); (xii) Westood (with an initial investment as a founding limited partner of $1.00); and (xiii) Granite (with an initial investment as a founding limited partner of $1.00). A chart listing the capital contributions of each the limited partners to Raging River has been filed herewith as Exhibit 99.11 and is incorporated herein by reference.

The Response Brief also asserts that the disclosure provided in Item 3 of the Schedule 13D was not sufficient and submits that the Reporting Persons “must disclose who or what entity contributed towards the purchase of the Taseko Notes and the specific amounts obtained by Raging River Capital LP for the purchase of the Taseko Notes”. Without conceding that any such disclosure is required, reference is made to the members/interest holders and their capital contributions listed on page 26 of Exhibit 99.7 of the Schedule 13D for all amounts contributed to RRC 2 LLC for the purposes of purchasing the Additional Notes.

The Response Brief also asserts that the Reporting Persons have not sufficiently disclosed the purpose of their investment in the Notes.  Without conceding that any additional disclosure is required, the Reporting Persons state that they acquired the Notes for investment purposes because they believed the Notes represented an attractive investment opportunity. The Reporting Persons also intend to pursue a concerned shareholder campaign in respect of the Issuer. The details and objectives of this campaign were previously disclosed in the January 13, 2016 Schedule 13D, the March 9, 2016 amended and restated Schedule 13D/A, and the March 28, 2016 amended and supplemented 13D/A.

Item 7.	Source and Amount of Funds or Other Consideration

Item 7 of the Schedule 13D is hereby amended by adding the following as an exhibit:

Exhibit 99.11        Capital Contributions of Raging River LP Limited Partners

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2016
RAGING RIVER CAPITAL LP, by its General Partner, RAGING RIVER CAPITAL GP LLC

	By:	/s/ MARK RADZIK
	Name:	Mark Radzik
	Title:	Authorized Signatory

RAGING RIVER CAPITAL GP LLC

	By:	/s/ MARK RADZIK
	Name:	Mark Radzik
	Title:	Authorized Signatory

GRANITE CREEK PARTNERS, LLC

	By:	/s/ MARK RADZIK
	Name:	Mark Radzik
	Title:	Managing Partner

	By:	/s/ MARK RADZIK
	Name:	Mark Radzik

WESTWOOD CAPITAL LLC

	By:	/s/ HENRY PARK
	Name:	Henry Park
	Title:	Chief Investment Officer and Principal

	By:	/s/ HENRY PARK
	Name:	Henry Park

PAUL M. BLYTHE MINING ASSOCIATES INC.

	By:	/s/ PAUL BLYTHE
	Name:	Paul Blythe
	Title:	President

	By:	/s/ PAUL BLYTHE
	Name:	Paul Blythe

	By:	/s/ NATHAN MILIKOWSKY
	Name:	Nathan Milikowsky

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).